Exhibit 99.1

Ucommune Announces Pricing of US$20 Million Underwritten Offering

BEIJING, Jan. 28, 2021 /PRNewswire/ -- Ucommune International Ltd. (NASDAQ: UK) (“Ucommune” or the “Company”), a leading agile office space manager and provider in China, today announced the pricing of an underwritten offering of 4,938,271 Class A ordinary shares (the “Ordinary Shares”) and warrants (the “Warrants”) to purchase 4,938,271 Class A ordinary shares at a combined offering price of US$4.05 for one Ordinary Share and one Warrant to purchase one Ordinary Share. The Ordinary Shares and the Warrants will be issued and sold to investors in a combination of one Ordinary Share and one Warrant, and will be immediately separated upon issuance. Each Warrant is immediately exercisable for one Ordinary Share at an exercise price of US$4.05 per share and will expire five years from issuance.

Maxim Group LLC is acting as sole book-running manager in connection with the offering.

The Company has granted the underwriter a 45-day option to purchase up to an additional 740,740 Class A Ordinary Shares and/or up to 740,740 Warrants to cover over-allotments, if any.

The offering is being conducted pursuant to the Company’s registration statement on Form F-1 (File No. 333-252271) previously filed with and subsequently declared effective by the Securities and Exchange Commission (the “SEC”) on January 28, 2021. A final prospectus relating to the offering will be filed with the SEC and will be available on the SEC’s website at http://www.sec.gov. Electronic copies of the prospectus relating to this offering, when available, may be obtained from Maxim Group LLC, 405 Lexington Avenue, 2nd Floor, New York, NY 10174, at (212) 895-3745.

The Company plans to use the net proceeds from the offering mainly for expansion of the Company’s spaces and services offerings, strengthening of the Company’s technology capabilities, and working capital and other general corporate purposes.

This press release shall not constitute an offer to sell or a solicitation of an offer to purchase any securities, nor shall there be a sale of the securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful.

This press release contains information about the pending offering of the Ordinary Shares and the Warrants, and there can be no assurance that the offering will be completed.

About Ucommune International, Ltd.

Ucommune is China’s leading agile office space manager and provider. Founded in 2015, Ucommune has created a large-scale intelligent agile office ecosystem covering economically vibrant regions throughout China to empower its members with flexible and cost-efficient office space solutions. Ucommune’s various offline agile office space services include self-operated models, such as U Space, U Studio, and U Design, as well as asset-light models, such as U Brand and U Partner. By utilizing its expertise in the real estate and retail industries, Ucommune operates its agile office spaces with high efficiency and engages in the urban transformation of older and under-utilized buildings to redefine commercial real estate in China.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets,” “guidance” and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goals and growth strategies; its future business development, results of operations and financial condition; relevant governmental policies and regulations relating to the Company’s business and industry and general economic and business conditions in China and globally and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For further information, please contact:

Ucommune International Ltd.

ir@ucommune.com

ICR, LLC.

Sharon Zhou

ucommune@icrinc.com

+1 (212) 537-3847